SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, November7, 2018

3Q18 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM & FBOVESPA: CSNA3) (NYSE: SID) announces today its results for the third quarter of 2018 (3Q18) in Brazilian reais, and its consolidated financial statements, which are presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and with the accounting practices adopted in Brazil, which are fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. The comments presented herein refer to the Company's consolidated results for the third quarter of 2018 (3Q18) and comparisons are for the second quarter of 2018 (2Q18) and for the third quarter of 2017 (3Q17). The Brazilian real/US dollar exchange rate was R$ 4.0039 on September 30, 2018, R$ 3.8558 on June 30, 2018 and R$ 3.1680 on September 30, 2017.

3Q18 financial and operating Highlights

•         Generation of adjusted EBITDA of R$1,627 MM, a 34% increase over 3Q17 and 15% over 2Q18, with EBITDA margin of 25.2%.

•         Higher domestic sales volume of steel since 4Q14, reaching 912 thousand tons and an increase of 14% in relation to the previous quarter.

•         Adjusted EBITDA from mining increasing 52% against 2Q18, reaching R$811 MM (EBITDA margin of 49%), with a higher volume of ore traded (+14%) and quality premiums.

•         Free cash flow, supported by working capital reduction, reached R$838 MM in 3Q18, against R$73 MM in 2Q18.

•         0.41x reduction in the leverage ratio, from 5.34x in the previous quarter to 4.93x in 3Q18, due to higher operating cash generation and EBITDA growth.

•         Net Income of R$752 MM in 3Q18, due to the strong operational evolution besides non operational revenues in the period, totaling R$3.4 billion in 2018.

Highlights	3Q17	2Q18	3Q18	Variation
3Q18	x	3Q17	3Q18	x	2Q18
Steel sales (thousand tons)	1,301	1,321	1,290	(1%)	(2%)
- Domestic market	802	798	912	14%	14%
- Subsidiaries abroad	425	449	329	(23%)	(27%)
- Export trade	74	74	48	(34%)	(34%)

Iron ore sales (thousand tons)	7,954	8,130	9,288	17%	14%
- Domestic market	1,321	1,376	1,138	(14%)	(17%)
- Foreign market	6,633	6,754	8,150	23%	21%

Consolidated result (R$ million)
Net revenue	4,810	5,687	6,165	28%	8%
Gross profit	1,213	1,563	1,866	54%	19%
Adjusted EBITDA¹	1,213	1,420	1,627	34%	15%

Adjusted net debt²	25,717	27,125	27,057	5%	(0%)
Adjusted cash/cash equivalents²	4,358	4,357	4,083	(6%)	(6%)
Net debt/Adjusted EBITDA	5.48x	5.34x	4.93x	-0.55 x	-0.41 x

¹Adjusted EBITDA is calculated based on net profit/loss, plus depreciation and amortization, income tax, net finance income (costs), share of profit (loss) of investees and other operating income (expenses), and includes the proportionate share of EBITDA of the jointly-owned subsidiaries MRS Logística and CBSI. Adjusted EBITDA includes 100% interest in CSN Mineração, 37.27% in MRS and 50% in CBSI.

² Adjusted net debt and adjusted cash account for 100% stake in CSN Mineração, 37.27% in MRS and 50% in CBSI.

For further information, please access: www.csn.com.br/ri

CSN´s Consolidated Result

•         In 3Q18, net revenue totaled R$6,165 million, 8% and 28% higher than in 2Q18 and 3Q17, respectively. Compared to 2Q18, the improvement in performance was due to the increase in steel products prices and volumes in the domestic market, and in the mining segment.

•         In 3Q18, the cost of goods sold amounted to R$4,299 million, 4.2% higher than in 2Q18, due to the increase in raw material prices resulting from the appreciation of the US dollar against the Brazilian real, as well as higher manufacturing costs.

•         In the third quarter of 2018, gross profit totaled R$1,866 million, a strong increase of 54% over 3Q17, with a gross margin of 5.1 p.p. higher than the same basis of comparison, due to the strong gain in the mining’s margin.

•         In 3Q18, general and administrative expenses totaled R$106 million, with dilution of 2.1% (2Q18) to 1.7% (3Q18) of net revenue. Sales expenses totaled R$569 million, or 9.2% of net revenue, 0.9 p.p. above the figure recorded in 2Q18 (8.3% of net revenue) due to the increase in transoceanic iron ore freight expenses in cost and freight (CIF) sales.

•         In 3Q18, other net income (expenses) reached a positive value of R$178 million, mainly due to the recognition in the results of judicial assets and the valuation of Usiminas shares in the period.

•         In 3Q18, net financial result was negative by R$423 million. Finance costs (ex-variation) continued to decline, due to the lower Selic rate, since interest rates on local currency loans decreased from R$ 377MM in 3Q17 to R$ 254 MM in 3Q18. Inflation adjustments and exchange variations were impacted by the appreciation of the dollar in the period, generating a negative amount of R$465 million, partially off-set  by hedge accounting positions.

Finance income (costs) (R$ million)	3Q17	2Q18	3Q18
Finance income (costs) - IFRS	(278)	(989)	(423)
Finance income	71	48	336
Finance costs	(348)	(1,037)	(759)
Finance costs (ex-variation)	(629)	(489)	(671)
Exchange rate changes	280	(548)	(88)
Inflation adjustments and exchange rate changes	473	(1,905)	(465)
Hedge accounting	(202)	1,353	380
Derivative gains	10	3	(3)

•         Share of profit of investees was positive by R$44 million in 3Q18, compared to R$27 million in 2Q18. This result was mainly due to better results in MRS.

Share of profit of investees (R$ million)	3Q17	2Q18	3Q18	Variation
3Q18	x	3Q17	3Q18	x	2Q18
MRS Logistics	54	46	61	13%	33%
CBSI	1	1	1	-	-
TLSA	(11)	(8)	(6)	(45%)	(25%)
Arvedi Metalfer BR	-	(2)	(2)	-	-
Eliminations	(6)	(10)	(11)	83%	10%
Share of profit of investees	38	27	44	16%	63%

•          In 3Q18, the Company recorded net profit of R$752 million, totaling R$3,428 million in 9M18.

For further information, please access: www.csn.com.br/ri	2

Adjusted EBITDA (R$ million)	3Q17	2Q18	3Q18	Variation
3Q18	x	3Q17	3Q18	x	2Q18
Net profit (loss) for the period	256	1,190	752	194%	(37%)
(-) Depreciation	344	312	274	(20%)	(12%)
(+) Income tax and social contribution	128	(635)	240	87%	-
(+) Finance income (costs), net	278	989	423	52%	(57%)
EBITDA (ICVM 527)	1,006	1,855	1,689	68%	(9%)
(+) Other operating income (expenses)	98	(542)	(180)	-	(67%)
(+) Share of loss of investees	(38)	(27)	(44)	16%	63%
(-) Proportional EBITDA in jointly-owned subsidiaries	147	134	162	10%	21%
Adjusted EBITDA	1,213	1,420	1,627	34%	15%

¹The Company's adjusted EBITDA excludes equity interest and other operating income (expenses) as these items should not be considered when calculating the cash flow generated from operating activities.

•         Adjusted EBITDA totaled R$1,627 million, against R$1,420 million in 2Q18, a 15% increase resulted from the operational improvement especially in the mining and logistics segments. Adjusted EBITDA margin reached 25.2%, or 1.3 p.p. above the previous quarter.

Adjusted EBITDA Margin is calculated based on Adjusted EBITDA divided by adjusted net revenue, which includes 100% stake in CSN Mining, 37.27% in MRS and 50% in CBSI, as of December/15.

Free Cash Flow

In 3Q18, operating cash flow, as measured by Free Cash Flow, was R$838 million, positively influenced by higher EBITDA and a more efficient financial cycle. In the last 12 months, Free Cash Flow reached R$1,687 million.

¹Our working capital include changes in net working capital, disregarding the impacts on the exchange rate variation, as well as increase in non-recurring tax recovery in the amount of R$725MM, related to judicial settlement on the exclusion of ICMS from the PIS/COFINS base.

For further information, please access: www.csn.com.br/ri	3

Debt

As of September 30, 2018, net adjusted debt reached R$ 27,057 million, while net debt/EBITDA ratio, calculated based on adjusted EBITDA of the last twelve months, reached 4.93x. In the quarter, the deleveraging effects from the increased LTM EBITDA and cash generation led to a reduction of net debt/EBITDA by 0.41x, even considering the impacts of the exchange rate variation on dollarized debt.

Foreign exchange exposure

The net foreign exchange exposure of our consolidated balance sheet was US$1,433 million on September 30, 2018, as shown in the table below. It should be noted that within the net FX exposure, a liability of US$1.0 billion is included in the “Borrowings and financing'' line related to the Perpetual Bond, which, due to its nature, will not require disbursement for settlement of the principal amount in the foreseeable future.

The hedge accounting adopted by CSN correlates the projected exports inflow in dollars with part of the scheduled debt payments in the same currency. As a result, the exchange rate changes in the US dollar-denominated debt is temporarily recorded in equity and subsequently recorded in profit or loss when revenues in US dollars from exports occur.

Foreign exchange exposure	06/30/2018	09/30/2018
(US$ thousand)	IFRS
Cash	593	316
Trade receivables	329	359
Other	9	6
Total assets	931	681
Borrowings and financing	(4,237)	(4,250)
Suppliers	(202)	(160)
Other payables	(4)	(4)
Total liabilities	(4,443)	(4,415)
Natural foreign exchange exposure (assets - liabilities)	(3,512)	(3,734)
Derivatives, net	-	-
Cash flow hedge accounting	2,477	2,302
Foreign exchange exposure, net	(1,035)	(1,433)
Perpetual bond	1,000	1,000
Foreign exchange exposure, net (ex-bond)	(35)	(433)

For further information, please access: www.csn.com.br/ri	4

Investments

R$ 325 million were invested in 3Q18, an increase of 24% over 2Q18, mainly due to project seasonality. The increase in steel and mining expenses are related to investments for better coking/sintering and filtration performance, respectively.

Investments (R$ million)	1Q17	2Q17	3Q17	4Q17	2017	1Q18	2Q18	3Q18
Steel	92	102	119	168	481	65	134	168
Mining	60	106	115	97	378	116	99	116
Cement	24	20	34	40	118	23	13	13
Logistics	13	11	19	33	76	18	15	25
Other	0	0	6	6	12	2	2	3
Total investments - IFRS	190	239	293	344	1,065	223	263	325

Working capital

To calculate Working capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Trade receivables: excludes dividends receivable, advances to employees and other receivables;

•         Inventories: includes estimated losses and excludes the spare parts, which are not part of the cash conversion cycle and will be subsequently recorded in Fixed assets when consumed;

•         Advanced taxes: solely composed of income tax and social contribution included in line item ''Recoverable taxes";

•         Taxes payable: composed of line item "Taxes payable", in current liabilities, plus taxes in installments;

•         Advances from customers: recognized in line item "Other payables", in current liabilities;

Accordingly, working capital invested in the Company's business totaled R$2,727 million in 3Q18, reducing the financial cycle in 9 days when compared to 2Q18, due to the reduction in accounts receivable from the sale of CSN LLC and the decrease in the inventory position, normalized after the truck drivers' strike in 2Q18.

Working capital (R$ million)	3Q17	2Q18	3Q18	Variation
3Q18	x	3Q17	3Q18	x	2Q18
Assets	5,868	6,924	6,432	564	(492)
Trade receivables	2,127	2,269	2,003	(124)	(266)
Inventories	3,545	4,458	4,054	509	(404)
Prepaid taxes	196	197	376	179	179
Liabilities	2,933	3,965	3,705	772	(260)
Trade payables	2,250	3,226	2,934	684	(292)
Payroll and related taxes	296	265	315	19	50
Taxes payable	279	337	323	44	(14)
Advances from customers	108	137	133	24	(4)
Working capital	2,935	2,959	2,727	(208)	(232)

Average term (days)	3Q17	2Q18	3Q18	Variation
3Q18	x	3Q17	3Q18	x	2Q18
Receipt	37	31	25	(12)	(6)
Payment	61	70	61	-	(9)
Inventories	97	97	85	(12)	(12)
Financial cycle	73	58	49	(24)	(9)

For further information, please access: www.csn.com.br/ri	5

Business segment reporting

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy. The main assets and/or companies comprising each segment are presented below:

As of 2013, the Company no longer reports the proportional consolidation of its jointly-owned subsidiaries Namisa, MRS and CBSI. For the purposes of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the jointly-owned subsidiaries, as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the "Corporate expenses/elimination" column.

After the closing of 2015, after the combination of CSN´s mining assets (Casa de Pedra, Namisa and Tecar), the consolidated result includes this new company´s information as a whole.

For further information, please access: www.csn.com.br/ri	6

Results- 3Q18	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	4,099	1,659	64	406	104	160	(329)	6,165
Domestic market	2,899	229	64	406	104	160	(678)	3,185
Foreign market	1,200	1,431	-	-	-	-	349	2,980
CPV	(3,380)	(882)	(47)	(268)	(70)	(148)	495	(4,299)
Gross profit	719	778	17	138	35	12	167	1,866
SG&A	(221)	(37)	(8)	(24)	(7)	(23)	(355)	(675)
Depreciation	154	70	6	65	4	28	(53)	274
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	162	162
Adjusted EBITDA	652	811	15	179	32	17	(79)	1,627

Results - 2Q18	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net Revenue	4,093	1,331	64	370	113	152	(437)	5,687
Domestic market	2,421	225	64	370	113	152	(661)	2,684
Foreign market	1,672	1,106	-	-	-	-	225	3,003
CPV	(3,276)	(855)	(49)	(262)	(74)	(122)	513	(4,124)
Gross profit	817	477	15	108	39	30	77	1,563
SG&A	(264)	(45)	(9)	(25)	(7)	(21)	(218)	(589)
Depreciation	155	102	5	64	4	34	(52)	312
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	134	134
Adjusted EBITDA	708	533	12	147	36	42	(59)	1,420

Results - 3Q17	Steel	Mining	Logistics (Port)	Logistics (Railway)	Energy	Cement	Corporate expenses/ elimination	Consolidated
(R$ million)
Net Revenue	3,399	1,204	60	364	103	142	(462)	4,810
Domestic market	2,133	218	60	364	103	142	(638)	2,382
Foreign market	1,265	986	-	-	-	-	176	2,427
CPV	(2,845)	(719)	(37)	(242)	(74)	(151)	471	(3,597)
Gross profit	553	486	23	122	29	(9)	8	1,213
SG&A	(253)	(40)	(6)	(21)	(7)	(20)	(143)	(491)
Depreciation	165	122	4	63	5	30	(45)	344
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	147	147
Adjusted EBITDA	465	568	21	164	27	1	(33)	1,213

CSN's steel results

According to the World Steel Association (WSA), global crude steel production totaled 457.1 million tonnes (Mton) in 3Q18, or 6.7% higher than in 3Q17. Asia produced 324.9 Mton in 3Q18, 7.8% higher than the same period in 2017, while the European Union and North America increased by 0.7% and 4.4%, respectively, on the same basis of comparison.

•           In 3Q18, CSN's plate production totaled 937 thousand tons, a reduction of 6% compared to 2Q18 due to maintenance stoppage. In turn, the production of flat rolled products in 3Q18 remained stable when compared to 3Q17 and 8% lower than 2Q18, totaling 899 thousand tons. According to data from the Brazilian Steel Institute (IABr), in the first nine months of the year, domestic sales reached 13.8 million tons of steel, up 9.6% over the same period of the previous year. Apparent consumption reached 15.6 million tons in the same period, an increase of 8.7% over the same period of last year. Brazilian steel production totaled 26.1 million tons, up 2.5%.

For further information, please access: www.csn.com.br/ri	7

Steel production	3Q17	2Q18	3Q18	Variation
(thousand tons)				3Q18	x	3Q17	3Q18	x	2Q18
Total plates (UPV + third parties)	1,069	997	938	(12%)			(6%)
Plate production	1,065	996	937	(12%)			(6%)
Third-party plates	4	0	1	(75%)			-
Total flat rolled products	903	981	899	(0%)			(8%)
Total long rolled products	50	53	51	2%			(3%)

•         CSN's total sales amounted to 1,290 thousand tons of steel products in 3Q18, or 2% and 1% lower than in 2Q18 and 3Q17, respectively. Adjusting for the effects of the sale of the plant in Terra Haute, USA, total sales would have grown by 4% against 2Q18.

•          In 3Q18 , the volume of steel sold by CSN in the domestic market totaled 912 thousand tons, 14% higher than in 2Q18. Of this total, 859 thousand tons refer to flat steel and 53 thousand tons to long steel products. The greater domestic market orientation with higher performance in the automotive, white goods, packaging and OEM segments resulted in a strong increase in sales of cold-rolled flat steel products (+21% - 3Q18x2Q18), galvanized items (+17% - 3Q18x2Q18) and tin plates (+20% - 3Q18x2Q18).

•         In the foreign market, CSN's sales in 3Q18 totaled 378 thousand tons, 28% lower than in the previous quarter mainly due to the sale of Terre Haute plant at the end of 2Q18 (-12% adjusting to this effect), in addition to the strategy of redirecting galvanized to the domestic market. In this period, 48 thousand tons were exported directly and 329 thousand tons were sold by the subsidiaries abroad, of which 65 thousand tons by New LLC, 185 thousand tons by SWT and 79 thousand tons by Lusosider.

For further information, please access: www.csn.com.br/ri	8

•         In 3Q18, CSN maintained a high market share of coated products as a percentage of domestic sales volume (45% in 3Q18 against 44% in 2Q18), following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and tin plates accounted for 48% of flat steel sales, considering all markets in which the Company operates.

According to ANFAVEA (National Association of Automobile Manufacturers), in the third quarter of 2018, the production of automobiles, light commercial vehicles, trucks and buses reached 760,226 thousand units, an increase of 5.05%, compared to the same period of prior year. Exports, in turn, showed a lower performance, totaling 145,258 thousand vehicles sold, a decrease of 25% against the same period of the previous year. Anfavea estimates an increase of 11.9% in vehicle production in 2018, to 3.02 million units.

According to ABRAMAT (Brazilian Association of the Building Material Industry), building materials industry revenues increased by 2.7% in September 2018, compared to the same month a year ago, ergo the association maintains its estimate of growth of 1.5% in the industry revenues in 2018.

According to IBGE (Brazilian Institute of Geography and Statistics), home appliance production referring to data accumulated from 12 months to August, registered a growth of 3.1%, compared to the same period accumulated in 2017.

According to data from INDA (National Institute of Steel Distributors) in 3Q18, distribution purchases increased by 7% compared to 3Q17. Imports closed 3Q18 with a decrease of 12.5%  in relation to the same period of 2017, with a total volume of 324 thousand tons.

•         Net steel revenue reached R$4,099 million in 3Q18, stable compared to 2Q18. Excluding distortions resulted from the sale of the plant in the US, net revenue grew 10% in the quarter. In addition to volume growth, the increase was also due to higher average price of steel, both in the domestic market (+5% vs. 2Q18) and in the external market (+8% vs. 2Q18).

•         Cost of goods sold in 3Q18 increased by 3.2% when compared to 2Q18, totaling R$3,380 million, chiefly influenced by the 9.6% devaluation of the Brazilian real against the US dollar in the period.

•         Slab production cost in 3Q18 reached R$1,704/t, 4% higher than in 2Q18. The increase in prices of the main raw materials was additionally impacted by the exchange rate variation in the period.

•         Adjusted EBITDA reached R$ 652 million in 3Q18, 7.9% lower than the R$708 million recorded in 2Q18 due to  seasonal fluctuations in the performance of subsidiaries abroad. Adjusted EBITDA margin reached 15.9% in 3Q18, or 1.4 p.p. lower than in the previous quarter.

For further information, please access: www.csn.com.br/ri	9

CSN's mining results

In 3Q18, steel production in China was 242,4 Mt, reaching a quarterly production record and representing a 10% increase compared to 3Q17. Resilient demand, capacity constraints and operating margins of steel companies produced a positive effect on prices, especially higher quality products. In this context, the iron ore price ratio closed 3Q18 averaging US$ 66.68/dmt (Platts, Fe62%, N. China), 2% up on 2Q18. The average dollar variation between the periods was +9.6%, benefiting iron ore revenues in local currency.

The decline in the global supply of high silica since 2Q18 resulted in a strong reduction in the market discount of this impurity in 3Q18. On the other hand, the low impurity of Alumina in the Casa de Pedra product, added to lower silica discounts and with better ore content in the quarter, provided a premium of US$2.1 /dmt for CSN.

In terms of maritime freight, the BCI-C3 (Tubarão-Qingdao) route reached an average of US$ 22.33/wmt in 3Q18, an increase of 28% over the previous quarter, driven by higher transoceanic volumes and higher oil prices.

•         In 3Q18, CSN's iron ore production totaled 7.6 million tons, 13% higher than in 2Q18 due to the successful implementation of the mining plan and start-up of the first filtering plant. Iron ore purchases reached 1,501 thousand tons in 3Q18, down 20% from 2Q18.

•         Iron ore sales totaled 9.3 million tons in 3Q18, 14% above those recorded in 2Q18, with 1.1 million tons sold to the Presidente Vargas Plant and the rest distributed in the Asian and European markets.

Mining production and sales volume	3Q17	2Q18	3Q18	Variation
(thousand tons)	3Q18	x	3Q17	3Q18	x	2Q18
Iron ore production	7,738	6,744	7,620	(2%)	13%
Ore purchased from third parties	1,419	1,878	1,501	6%	(20%)
Total production + purchases	9,157	8,621	9,122	(0%)	6%
Sales to UPV	1,321	1,376	1,138	(14%)	(17%)
Volume sold to third parties	6,632	6,754	8,150	23%	21%
Total sales	7,953	8,130	9,288	17%	14%

              Production and sales volumes include 100% stake in CSN Mineração.

•         In 3Q18, net revenue from mining reached R$1,659 million, 25% higher than in the previous quarter, due to the higher sales volume (+14%) and appreciation of the US dollar against the real. The CFR unit revenue for exports in 3Q18 reached US$69.4/dmt, a quarterly increase of 4% driven by alumina premiums. On the other hand, the CIF+FOB reference was US$56.8/wmt, stable compared to the previous period, impacted by higher maritime freight and FOB sales.

For further information, please access: www.csn.com.br/ri	10

•         Mining sales cost totaled R$882 million in 3Q18, 3% up on 2Q18, due to the higher volume traded in the period (+14%).

•         Adjusted EBITDA margin reached 49% in 3Q18, or 8.8pp. higher than 2Q18, while adjusted EBITDA reached R$ 811 million in 3Q18, 52% higher than 2Q18 due to higher volume, lower unit cost of ore placed on the ship, maintenance of realized price and appreciation of the dollar in the period.

CSN's logistics results

Railway Logistics: In 3Q18, net revenue reached R$406 million, generating adjusted EBITDA of R$179 million and adjusted  EBITDA margin of 44% (+4.3 p.p. against 2Q18).

Port Logistics: in 3Q18, Sepetiba Tecon shipped 88 thousand tons of steel products, in addition to 63 thousand tons of general cargo and approximately 63 thousand containers. In 3Q18, net revenue reached R$64 million, generating Adjusted EBITDA of R$ 15 million, with adjusted EBITDA margin of 23% (+4.6 p.p. against 2Q18).

Sepetiba TECON highlights	3Q17	2Q18	3Q18	Variation
				3Q18	x	3Q17	3Q18	x	2Q18
Container volume (thousand units)	51	56	63	24%			12%
Steel volume (thousand tons)	250	114	88	(65%)			(23%)
General cargo volume (thousand tons)	0	98	63	-			(36%)

CSN's energy results

According to the Energy Research Company (EPE), the domestic electric energy consumption in Brazil increased by 1.3% in 3T18 compared to the same period of the previous year. The industrial sector posted an increase in energy consumption of 1.6% in the 9M18 versus the same period last year. The residential and commercial sectors increased energy consumption by 1.2% and 0.4%, respectively, compared to the same period.

In 3Q18, net revenue from energy totaled R$104 million (+2% vs. 3Q17) due to greater availability and sale of energy in the free market. Adjusted EBITDA was R$32 million and adjusted EBITDA margin of 31%.

CSN's cement results

In the first nine months of 2018, domestic cement sales totaled 39.5 million tons, according to preliminary industry data released by the National Cement Industry Union (SNIC). This amount represents a fall of 2.2% from the same period last year. According to SNIC, sales volume in the third quarter reflects the poor performance of the economic activity.

In 3Q18, CSN's cement sales was higher than in 2Q18. Net revenue reached R$ 160 million, 6% higher due to price and volumes increases, despite the adverse scenario in the sector. Adjusted EBITDA reached R$17 million, with adjusted EBITDA margin of 11%, impacted by higher raw materials prices, especially pet coke.

For further information, please access: www.csn.com.br/ri	11

Capital market

In the third quarter of 2018, CSN's shares appreciated by 18.83%, while the Ibovespa index appreciated by 9.04%. The daily traded volume (CSNA3) on B3, in turn, totaled R$74.3 million. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) appreciated by 12.87%, while Dow Jones rose 9.01%. On NYSE, the daily traded volume of CSN´s ADRs was US$4.8 million.

	2Q18	3Q18
Number of shares in thousands	1,387,524	1,387,524
Market value
Closing price (R$/share)	7.86	9.34
Closing price (US$/ADR)	2.02	2.19
Market value (R$ million)	10,906	12,959
Market value (US$ million)	2,832	3,163
Total return
CSNA3	(1.8%)	18.83%
SID	(24%)	12.87%
Ibovespa	(14%)	9.04%
Dow Jones	2.65%	9.01%
Volume
Daily average (thousand shares)	9,422	8,479
Daily average (R$ thousand)	81,222	74,343
Daily average (thousand ADRs)	2,641	2,188
Daily average (US$ thousand)	6,310	4,807
Source: Bloomberg

Webcast - 3Q18 Earnings Presentation	Investor Relations Team
Conference Call in Portuguese with Simultaneous Translation into English	Executive Officer- Marcelo Cunha Ribeiro Leo Shinohara (leonardo.shinohara@csn.com.br) José Henrique Triques (jose.triques@csn.com.br) Bruno Souza (bruno.souza@csn.com.br)
November 8, 2018
12.00 p.m. (Brasília time)
9.00 a.m. (New York time)
Phone: +1 (646) 828-8246
Code: CSN
Replay phone: +55 (11) 3193-1012
Replay code: 824359#
Webcast: clique aqui

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and the statements under ´Outlook'. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please access: www.csn.com.br/ri	12

CONSOLIDATED SALES VOLUME (thousand tons)

3Q17	2Q18	3Q18	Variation
3Q18	x	2Q18	3Q18	x	3Q17
Flat Steel	730	748	859	111	129
Slab	1	-	-	-	(1)
Hot-rolled	267	278	300	22	33
Cold-rolled	155	142	172	30	17
Galvanized	234	263	307	44	73
Tin plates	73	66	79	13	6
UPV Long steel	72	50	53	3	(19)
DOMESTIC MARKET	802	798	912	114	110

3Q17	2Q18	3Q18	3Q18	x	2Q18	3Q18	x	3Q17
Flat Steel	321	310	193	(117)	(128)
Hot-rolled	16	24	70	46	54
Cold-rolled	22	26	7	(19)	(15)
Galvanized	233	200	69	(131)	(164)
Tin plates	51	61	47	(14)	(4)
Long steel (profiles)	177	212	185	(27)	8
FOREIGN MARKET	499	523	378	(145)	(121)

3Q17	2Q18	3Q18	3Q18	x	2Q18	3Q18	x	3Q17
Flat Steel	1,051	1,059	1,052	(7)	1
Slab	1	-	-	-	(1)
Hot-rolled	283	301	370	69	87
Cold-rolled	177	168	179	11	2
Galvanized	466	463	376	(87)	(90)
Tin plates	124	126	126	-	2
UPV Long steel	72	50	53	3	(19)
Long steel (profiles)	177	212	185	(27)	8
TOTAL MARKET	1,300	1,321	1,290	(31)	(10)

For further information, please access: www.csn.com.br/ri	13

INCOME STATEMENT
CONSOLIDATED - Corporate Law (thousands of Brazilian reais)
	3Q17	2Q18	3Q18
Net sales revenue	4,809,671	5,687,014	6,164,989
Domestic market	2,382,265	2,684,055	3,185,404
Foreign market	2,427,406	3,002,959	2,979,585
Cost of sales (CPV)	(3,596,936)	(4,123,918)	(4,298,540)
CPV, net of depreciation and depletion	(3,260,372)	(3,818,992)	(4,031,450)
Depreciation/depletion allocated to cost	(336,564)	(304,926)	(267,090)
Gross profit	1,212,735	1,563,096	1,866,449
Gross margin (%)	25%	27%	30%
Sales expenses	(412,345)	(469,896)	(567,737)
General administrative expenses	(70,646)	(112,603)	(100,902)
Depreciation and amortization on expenses	(7,727)	(6,685)	(6,440)
Other income (expenses), net	(97,824)	542,104	178,133
Share of profit of investees	38,002	27,313	43,846
Operating income before finance income (costs)	662,195	1,543,329	1,413,349
Finance income (costs), net	(277,797)	(989,064)	(423,225)
Income before income tax and social contribution	384,398	554,265	990,124
Income tax and social contribution	(128,214)	635,422	(237,960)
Profit for the period	256,184	1,189,687	752,164

For further information, please access: www.csn.com.br/ri	14

BALANCE SHEET
Corporate Law (thousands of Brazilian reais)
	Consolidated
	12/31/2017	09/30/2018
Current assets	11,881,496	12,708,158
Cash and cash equivalents	3,411,572	2,995,240
Short-term investments	735,712	902,403
Trade receivables	2,276,215	2,142,670
Inventories	4,464,419	4,788,365
Other current assets	993,578	1,879,480
Non-current assets	33,328,474	33,518,044
Long-term receivables	2,591,594	2,832,006
Investments	5,499,995	5,521,085
Property, plant and equipment	17,964,839	17,868,945
Intangible assets	7,272,046	7,296,008
TOTAL ASSETS	45,209,970	46,226,202
Current liabilities	10,670,050	10,814,432
Payroll and related taxes	252,418	315,445
Trade payables	2,460,774	2,933,989
Taxes payable	264,097	302,277
Borrowings and financing	6,526,902	6,409,689
Other payables	1,059,901	755,917
Provisions for risks	105,958	97,115
Non-current liabilities	26,251,691	26,664,512
Borrowings, financing and debentures	22,983,942	23,666,381
Deferred taxes	1,173,559	894,098
Other payables	129,323	229,163
Provisions for risks	719,133	690,635
Other provisions	1,245,734	1,184,235
Equity	8,288,229	8,747,258
Capital	4,540,000	4,540,000
Capital reserve	30	32,720
Profit reserve		180,712
Accumulated losses	(1,291,689)	2,062,159
Other comprehensive income	3,779,032	641,279
Non-controlling interest	1,260,856	1,290,388
TOTAL LIABILITIES AND EQUITY	45,209,970	46,226,202

For further information, please access: www.csn.com.br/ri	15

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law (thousands of Brazilian reais)
	2Q18	3Q18
Net cash generated by operating activities	337,847	801,489
Net income attributable to controlling shareholders	1,160,450	721,535
Loss for the period attributable to non-controlling interests	29,237	30,629
Charges on borrowings and financing raised	481,652	507,597
Charges on borrowings and financing granted	(11,951)	(13,573)
Depreciation, depletion and amortization	325,565	320,614
Share of profit (losses) of investees	(27,313)	(43,846)
Deferred taxes	(829,022)	110,329
Provisions for risks	6,902	(47,866)
Foreign exchange and monetary variations, net	755,033	314,902
Write off fixed assets and intangible	84	27,519
Adjusted shares - VJR	518,845	(129,721)
Environmental liabilities and deactivation provisions	(55,000)	(3,229)
Net gain on sale of foreign subsidiary	(1,149,892)	(14,402)
Other provisions	35,997	(90,747)
Working Capital	(490,295)	(211,093)
Accounts receivable - third-parties	(172,328)	263,144
Trade receivables - related parties	10,621	15,797
Inventories	(468,491)	364,645
Interest receive- related parties	11,687	375
Taxes to be offset	(162,464)	(696,462)
Judicial deposits	(8,529)	(11,534)
Suppliers	186,868	(312,086)
Payroll and related taxes	35,133	50,115
Taxes (Refis)	43,556	(15,126)
Accounts payable - related parties	6,496	75,888
Other	27,156	54,151
Other payments and receipts	(412,445)	(677,159)
Interest paid	(412,445)	(677,159)
Cash flow from investment activities	1,201,351	(462,655)
Purchase of intangible assets	(557)	(74)
Investments/AFCI		(96,902)
Purchase of property, plant and equipment	(261,948)	(324,870)
Derivative transactions	-	(372)
Related parties loans	(41,105)	(24,441)
Short-term investment, net of redeemed amount	(19,869)	(161,525)
Net cash from the sale of a foreign subsidiary	1,524,830	145,529
Cash Flow from financing activities	(242,626)	(848,321)
Borrowings and financing raised	197,832	484,165
Borrowings amortizations - principal	(653,410)	(1,298,413)
Borrowing costs	(450)	(34,073)
Sale of treasury shares	213,402	-
Exchange variation on Cash and Cash Equivalents	(19,394)	(6,605)
Free Cash Flow	1,277,178	(516,092)

For further information, please access: www.csn.com.br/ri	16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 7, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.